Filed pursuant to Rule 424(b)(5)
Registration No. 333-229494 and 333-229494-01

The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.

SUBJECT TO COMPLETION, DATED October 6, 2021

PRELIMINARY PRICING SUPPLEMENT
(to Prospectus dated February 1, 2019)

$
Jefferies Group LLC

Senior Callable Fixed-to-Floating Rate Notes due October 22, 2041
Based on the Leveraged Difference Between USD 30CMS and 2CMS Rates

We have the right to redeem the Notes, in whole or in part, on each Optional Redemption Date. Subject to our redemption right, as further described below, interest will accrue and be payable quarterly, in arrears, (i) from the Original Issue Date to, but excluding, October 22, 2022 at a rate of 10.00% per annum and (ii) from, and including, October 22, 2022 to, but excluding, the stated maturity date (October 22, 2041), at a variable rate per annum equal to (i) the Leverage Factor times (ii) the difference, if any, between the 30-Year U.S. Dollar Constant Maturity Swap Rate (“30CMS”) and the 2-Year U.S. Dollar Constant Maturity Swap Rate (“2CMS”) minus the Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum.

SUMMARY OF TERMS
Issuers:	Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly owned subsidiary.
Title of the Notes:	Senior Callable Fixed-to-Floating Rate Notes due October 22, 2041 based on the Leveraged Difference Between USD 30CMS and 2CMS
Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Issue Price:
At variable prices. The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date, which is           , 2021. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.

Stated Principal Amount	$1,000 per note
Pricing Date:	, 2021
Original Issue Date:	October 22, 2021 (Business Days after the Pricing Date)
Maturity Date:	October 22, 2041, subject to our redemption right.
Interest Accrual Date:	October 22, 2021
Payment at Maturity	The Payment at Maturity per Note will be the Stated Principal Amount plus accrued and unpaid interest, if any.
CMS Reference Index
30CMS minus 2CMS, expressed as a percentage. Please see “The Notes” below. 30CMS and 2CMS are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see "Risk Factors" on page PS-7 of the pricing supplement.

Interest Rate

From and including the Original Issue Date to, but excluding, October 22, 2022: 10.00% per annum.
From and including October 22, 2022 to, but excluding, October 22, 2041 (the “Floating Interest Rate Period”): a variable rate per annum equal to (i) the Leverage Factor times (ii) the CMS Reference Index minus the Spread, subject to the Minimum Interest Rate and the Maximum Interest Rate.

For the purposes of determining the level of the CMS Reference Index applicable to an Interest Payment Period, the level of the CMS Reference Index will be determined two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of such Interest Payment Period (each, a “CMS Reference Determination Date”).

Interest for each Interest Payment Period during the Floating Interest Rate Period is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. Beginning October 22, 2022 is possible that you could receive little or no interest on the Notes.

Redemption:
We will have the right to redeem the Notes, in whole or in part, on each Optional Redemption Date and pay to you 100% of the stated principal amount per Note plus accrued and unpaid interest to, but excluding, such Optional Redemption Date. If we elect to redeem the Notes, we will give you notice at least 5 Business Days before the date of such redemption.

Optional Redemption Dates:	The 22nd day of each October, beginning on October 22, 2022 and ending on October 22, 2040
Leverage Factor	10
Floating Interest Rate Period:	From and including October 22, 2022 to, but excluding, the Maturity Date
CMS Reference Determination Date	Two (2) U.S. Government Securities Business Days prior to the related Interest Reset Date at the start of the applicable Interest Payment Period
Interest Payment Period:
Quarterly (from and including the 22nd day of each January, April, July and October to, but excluding, the 22nd day of the month occurring three months following such month, beginning October 22, 2021)

Interest Payment Dates	The 22nd day of each January, April, July and October, beginning January 22, 2022.
Interest Payment Period End Dates	Unadjusted
Interest Reset Dates	The 22nd day of each January, April, July and October, beginning October 22, 2022; provided that such Interest Reset Dates shall not be adjusted for non-Business Days.
Minimum Interest Rate	0.00% per annum during the Floating Interest Rate Period.
Maximum Interest Rate	10.00% per annum during the Floating Interest Rate Period.
Spread	0.50%
Day-count Convention:	30/360 (ISDA). Please see “The Notes” below.
Specified Currency:	U.S. dollars
CUSIP/ISIN:	47233JGU6 / US47233JGU60
Book-entry or Certificated Note:	Book-entry
Business Day:
New York. If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, any payment owed on such date will be postponed as described in “The Notes” below.

Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc. See “Supplemental Plan of Distribution.”
Calculation Agent:	Jefferies Financial Services Inc., a wholly owned subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc.
Trustee:	The Bank of New York Mellon
Estimated value on the Pricing Date	Approximately $845.09 per note, or within $15.09 of that estimate. Please see “The Notes” below.
Use of Proceeds:	General corporate purposes
Listing:	None
Conflict of Interest:
Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the notes being offered hereby. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121. See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.
Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement.

	PER NOTE	TOTAL
Public Offering Price	At variable prices	At variable prices
Underwriting Discounts and Commissions	$	$
Proceeds to Jefferies Group LLC (Before Expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus or either prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
We will deliver the Notes in book-entry form only through The Depository Trust Company on or about October 22, 2021 against payment in immediately available funds.
Jefferies
Pricing supplement dated                  , 2021.
You should read this document together with the related prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you decide to invest.
Prospectus supplement dated February 1, 2019	Prospectus dated February 1, 2019

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this pricing supplement or the accompanying prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2020 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 29, 2021 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 28, 2021 and May 31, 2021 filed with the SEC on April 8, 2021 and July 9, 2021, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

RECENT DEVELOPMENTS

On September 30, 2021 Jefferies Group LLC announced its financial results for its fiscal third quarter of 2021:
Highlights for the three months ended August 31, 2021:
•	Total Net Revenues of $1.65 billion
•	Combined Capital Markets Net Revenues of $442 million
•	Equities Net Revenues of $237 million and Fixed Income Net Revenues of $206 million
•	Investment Banking Net Revenues of $1.18 billion, including Advisory Net Revenues of $584 million, Equity Underwriting Net Revenues of $367 million and Debt Underwriting Net Revenues of $229 million
•	Asset Management Revenues (before Allocated Net Interest) of $10 million
•	Earnings Before Income Taxes of $560 million
•	Net Earnings of $419 million (reflects a 25.1% effective tax rate)

Highlights for the nine months ended August 31, 2021:
•	Total Net Revenues of $5.40 billion
•	Combined Capital Markets Net Revenues of $1.84 billion
•	Equities Net Revenues of $1.01 billion and Fixed Income Net Revenues of $826 million
•	Investment Banking Net Revenues of $3.25 billion, including Advisory Net Revenues of $1.29 billion, Equity Underwriting Net Revenues of $1.19 billion and Debt Underwriting Net Revenues of $712 million
•
Asset Management Revenues (before Allocated Net Interest) of $247 million, including $62 million in management, performance and similar fees and revenues earned directly or through our strategic affiliates in the current year period; performance fees and similar revenues recorded in the first nine months of the current year are attributable to performance realized in respect of the twelve months ended December 31, 2020

•	Earnings Before Income Taxes of $1.66 billion
•	Net Earnings of $1.23 billion (reflects a 25.8% effective tax rate)

Amounts herein pertaining to August 31, 2021 represent a preliminary estimate as of the date of the earnings release and may be revised in our Quarterly Report on Form 10-Q for the quarter ended August 31, 2021.

The above preliminary financial data included in this pricing supplement has been prepared by and is the responsibility of Jefferies’ management. Deloitte & Touche LLP, Jefferies’ independent public accountant, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

THE NOTES
The Notes are joint and several obligations of Jefferies Group LLC and Jefferies Group Capital Finance Inc., its wholly- owned subsidiary. The Aggregate Principal Amount of the Notes is $ . The Notes will mature on October 22, 2041. From and including the Original Issue Date to, but excluding, October 22, 2022, the Notes will bear interest at the fixed rate of 10.00% per annum. From and including October 22, 2022 to, but excluding, the Maturity Date (the “Floating Interest Rate Period”,) the Notes will bear interest at a per annum floating rate equal to (i) the Leverage Factor times (ii) the CMS Reference Index minus the Spread, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 10.00% per annum. During the Floating Interest Rate Period, the interest rate will be reset quarterly on the Interest Reset Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. Interest on the Notes will be payable on a quarterly basis on the Interest Payment Dates set forth in the “Summary of Terms” on the cover page of this pricing supplement. We describe the basic features of these Notes in the sections of the accompanying prospectus called “Description of Securities We May Offer—Debt Securities” and the prospectus supplement called “Description of Notes”, subject to and as modified by any provisions described below and in the “Summary of Terms” on the cover page of this pricing supplement. All payments on the Notes are subject to our credit risk.

If any Interest Payment Date, any Optional Redemption Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day. No additional interest will accrue on the Notes as a result of such postponement, and no adjustment will be made to the length of the relevant Interest Payment Period.
“30CMS” means the 30-Year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m., New York City time, on the applicable CMS Reference Determination Date.
“2CMS” means the 2-year U.S. Dollar Constant Maturity Swap Rate, expressed as a percentage, as quoted on the Reuters Screen ICESWAP1 Page (or any successor thereto), at approximately 11:00 a.m. New York City time, on the applicable CMS Reference Determination Date.
“30/360 (ISDA)” means the number of days in the Interest Payment Period in respect of which payment is being made divided by 360, calculated on a formula basis as follows, as described in Section 4.16(f) of the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, without regard to any subsequent amendments or supplements:
[360 × (Y2 – Y1)] + [30 × (M2 – M1)] + (D2 –D1)
360
where:
“Y1” is the year, expressed as a number, in which the first day of the Interest Payment Period falls;
“Y2” is the year, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;
“M1” is the calendar month, expressed as a number, in which the first day of the Interest Payment Period falls; “M2” is the calendar month, expressed as a number, in which the day immediately following the last day included in the Interest Payment Period falls;
“D1” is the first calendar day, expressed as a number, of the Interest Payment Period, unless such number would be 31, in which case D1 will be 30; and
“D2” is the calendar day, expressed as a number, immediately following the last day included in the Interest Payment Period, unless such number would be 31 and D1 is greater than 29, in which case D2 will be 30.

The “CMS Reference Determination Date” for each quarterly Interest Reset Date during the Floating Interest Rate Period will be the second U.S. Government Securities Business Day prior to the beginning of the applicable quarterly Interest Reset Date. A “U.S. Government Securities Business Day” means any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

If the Calculation Agent determines on a CMS Reference Determination Date that 30CMS or 2CMS, as applicable, has been discontinued, then the Calculation Agent will use a substitute or successor rate for such discontinued rate that it has determined in its sole discretion is most comparable to 30CMS or 2 CMS, as applicable, provided that if the Calculation Agent determines there is an industry-accepted successor rate for such discontinued rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the Business Day Convention, the applicable Business Days and the CMS Reference Determination Dates to be used, and any other relevant methodology for calculating such substitute or successor rate, including any adjustment needed to make such substitute or successor rate comparable to 30CMS or 2CMS, as applicable, in a manner that is consistent with any industry-accepted practices for such substitute or successor rate.

Unless the Calculation Agent uses a substitute or successor rate as so provided, if 30CMS or 2CMS, as applicable, cannot be determined in the manner described above, then 30CMS or 2CMS, as applicable, for that CMS Reference Determination Date will be determined by the Calculation Agent, after consulting such sources as it deems comparable to the foregoing display page, or any other source it deems reasonable, in its sole discretion.

Each of 30CMS and 2CMS will be subject to the corrections, if any, published on the Reuters Screen ICESWAP1 Page (or any successor thereto) within one hour of the time that rate was first displayed on such source.

30CMS and 2CMS are based on hypothetical interest rate swaps referencing 3-month USD LIBOR. LIBOR is being modified, see "Risk Factors" on page PS-7 of the pricing supplement.

The Stated Principal Amount of each Note is $1,000. The Issue Price will equal 100% of the Stated Principal Amount per Note until the initial pricing date and, thereafter, will be variable, subject to a maximum price of 100% of the Stated Principal Amount per Note. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date will be less than the Issue Price. We estimate that the value of each Note on the Pricing Date will be approximately $845.09, or within $15.09 of that estimate. Our estimate of the value of the Notes as determined on the Pricing Date will be set forth in the final pricing supplement.

Valuation of the Notes
Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.
The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.  The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to Jefferies LLC’s proprietary pricing models on the Pricing Date.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes
The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the CMS Reference Index, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.
Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK

How to calculate the interest payments during the Floating Interest Rate Period.
The table below presents examples of hypothetical interest that would accrue on the Notes in the Floating Interest Rate Period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the Notes are based on both the level of the CMS Reference Index on the applicable CMS Reference Determination Date.

The actual interest payment amounts during the Floating Interest Rate Period will depend on the actual level of the CMS Reference Index on each CMS Reference Determination Date. The applicable Interest Rate for each quarterly Interest Payment Period will be determined on a per-annum basis but will apply only to that Interest Payment Period. The table assumes that the Interest Payment Period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Index	Leverage Factor times (CMS Reference Index minus Spread)*	Hypothetical Quarterly Interest Payment
-0.500%	0.00%	$0.00
-0.400%	0.00%	$0.00
-0.300%	0.00%	$0.00
-0.200%	0.00%	$0.00
-0.100%	0.00%	$0.00
0.000%	0.00%	$0.00
0.100%	0.00%	$0.00
0.200%	0.00%	$0.00
0.300%	0.00%	$0.00
0.400%	0.00%	$0.00
0.500%	0.00%	$0.00
0.600%	1.00%	$2.50
0.700%	2.00%	$5.00
0.800%	3.00%	$7.50
0.900%	4.00%	$10.00
1.000%	5.00%	$12.50
1.100%	6.00%	$15.00
1.200%	7.00%	$17.50
1.300%	8.00%	$20.00
1.400%	9.00%	$22.50
1.500%	10.00%	$25.00
1.600%	10.00%	$25.00
1.700%	10.00%	$25.00
1.800%	10.00%	$25.00
1.900%	10.00%	$25.00
2.000%	10.00%	$25.00
*Subject to the minimum interest rate of 0% and maximum interest rate of 10%.

HISTORICAL 30CMS AND 2CMS RATES
30CMS and 2CMS are “constant maturity swap rates” that measure the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years or 2 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR- based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year.

“LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

In this pricing supplement, when we refer to 30CMS or 2CMS, we mean the rate as it appears on Reuters page ICESWAP1 (or any successor page) under the heading 30-year index maturity or 2-year index maturity for rates at approximately 11:00 a.m. New York time, on each CMS Reference Determination Date. The rate reported on Reuters page “ICESWAP1” (or any successor page thereto) is calculated by ICE Benchmark Administration Limited based on tradeable quotes for the related interest rate swap of the relevant tenor that is sourced from electronic trading venues. This rate is one of the market-accepted indicators of medium to longer-term interest rates. On the CMS Reference Determination Date, if 30CMS or 2CMS cannot be determined by reference to Reuters Screen ICESWAP1 Page (or any successor page), then the Calculation Agent will determine 30CMS or 2CMS in accordance with the procedures set forth above.
The levels of 30CMS and 2CMS have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of 30CMS or 2CMS during any period shown below is not an indication that 30CMS or 2CMS is more or less likely to increase or decrease at any time during the life of your Notes.

You should not take the historical levels of the 30CMS or 2CMS as an indication of future levels of 30CMS or 2CMS. We cannot give you any assurance that the future levels of 30CMS or 2CMS will result in your receiving a return on your Notes that is greater than the return you would have realized if you invested in a debt security of comparable maturity that bears interest at a prevailing market rate.

In light of current market conditions, the trends reflected in the historical levels of 30CMS or 2CMS may be less likely to be indicative of the levels of 30CMS or 2CMS during the Floating Interest Rate Period.

Neither we nor any of our affiliates make any representation to you as to the performance of 30CMS or 2CMS during the Floating Interest Rate Period. The actual levels of 30CMS or 2CMS during the Floating Interest Rate Period may bear little relation to the historical levels of 30CMS or 2CMS shown below.

The graph below shows the historical difference between 30CMS and 2CMS from January 1, 2001 through October 4, 2021. We obtained the information in the graph below from Bloomberg, without independent verification. The rates displayed in the graph below are for illustrative purposes only.

RISK FACTORS
In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying prospectus and prospectus supplement including the section entitled “Risk Factors” in our Annual Report, you should consider carefully the following factors before deciding to purchase the Notes.

Structure-related Risks
We may redeem the Notes, in which case you will receive no further interest payments.
We retain the option to redeem the Notes, in whole or in part, on each Optional Redemption Date on at least 5 Business Days’ prior notice. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments from the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

The amount of interest payable on the Notes is uncertain and could be zero.
During the Floating Interest Rate period, the amount of interest payable on the Notes in any Interest Payment Period will be dependent on whether and the extent to which 30CMS is greater than 2CMS on the related CMS Reference Determination Date. If 30CMS is not greater than 2CMS by a margin greater than the Spread on any CMS Reference Determination Date, the rate of interest payable for the related Interest Payment Period will be 0.00%. As a result, the effective yield on the Notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity. The interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The amount of interest payable on the Notes in any quarter is capped.
The Interest Rate on the Notes for each quarterly Interest Payment Period during the Floating Interest Rate Period is capped for that quarter at the Maximum Interest Rate of 10.00% per annum, and, due to the Leverage Factor and Spread, you will not get the benefit of any increase in the CMS Reference Index level above a level of 1.50% on any CMS Reference Determination Date. Therefore, the maximum quarterly interest payment you can receive during the Floating Interest Rate Period will be $25.00 for each $1,000 stated principal amount of notes. Accordingly, you could receive less than 10.00% per annum interest for any given full year during the Floating Interest Rate Period even when the CMS Reference Index level is much greater than 1.50% on the CMS Reference Determination Date for one quarterly Interest Payment Period during that year if the CMS Reference Index level on the CMS Reference Determination Date with respect to any other quarter is below 1.50%.

Valuation- and Market-related Risks
The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.
The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price. These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes. These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you. The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes. See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.

The estimated value of the Notes was determined for us by our affiliate using proprietary pricing models.
Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the CMS Reference Index and interest rates. Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes. Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes. You should not invest in the Notes because of the estimated value of the Notes. Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation. Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons. In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model. Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula. For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.

The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.
The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the Notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.

The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.
Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used. In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.

The price at which the Notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

Some of these factors include, but are not limited to: (i) changes in the level of 30CMS and 2CMS, (ii) volatility of 30CMS and 2CMS, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the Notes will be affected by the other factors described in the preceding sentence. In addition, as indicated above, the proprietary derivative-pricing model we employ to value the Notes may change, which could have a significant impact on valuation of the Notes. Each of these factors can lead to significant adverse changes in the market price of securities like the Notes.

We may sell an additional aggregate face amount of the Notes at a different issue price.
At our sole option, we may decide to sell additional aggregate face amounts of the Notes subsequently to the date of this pricing supplement. The issue price of the Notes in the subsequent sale may differ substantially (higher or lower) from the Issue Price you paid. There is no stated limit on of the additional face amounts of the Notes we may sell.

Conflict-related Risks
Our trading and hedging activities may create conflicts of interest with you.
We or one or more of our affiliates, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.
Underlying-related Risks
The historical levels of 30CMS and 2CMS are not an indication of the future levels of 30CMS and 2CMS.
In the past, the level of 30CMS and 2CMS have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of 30CMS and 2CMS are not necessarily indicative of future levels. Changes in the levels of 30CMS and 2CMS will affect the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS Reference Index level will be positive on any CMS Reference Determination Date during the Floating Interest Rate Period. Furthermore, the historical performance of the CMS Reference Index does not reflect the return the Notes would have had because they do not take into account each other’s performance, the Leverage Factor, the Spread or the Maximum Interest Rate.

You must rely on your own evaluation of the merits of an investment linked to 30CMS and 2CMS.
In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in 30CMS and 2CMS and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to 30CMS and 2CMS may at any time have views that are significantly different from ours or those of our affiliates. For these reasons, you should consult information about 30CMS and 2CMS and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates.

Neither the offering of the Notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.

Regulatory investigations regarding possible manipulation of ISDAFIX may adversely affect your Notes.
Certain U.S. and non-U.S. regulators are investigating possible manipulation of ISDAFIX. If such manipulation occurred, it may have resulted in 30CMS or 2CMS being artificially lower (or higher) than it would otherwise have been. Any changes or reforms affecting the determination or supervision of ISDAFIX in light of these investigations could result in a sudden or prolonged decrease in reported ISDAFIX, which may have an adverse impact on the trading market for ISDAFIX-benchmarked securities, such as your Notes, the market value of your Notes and the payments on your Notes during the Floating Interest Rate Period.

30CMS and 2CMS Rates and the manner in which they are calculated may change in the future.
There can be no assurance that the method by which 30CMS and 2CMS rates are calculated will continue in its current form. Any changes in the method of calculation could reduce 30CMS or 2CMS and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

The 30CMS and 2CMS are based on hypothetical interest rate swaps, each referencing 3-month U.S. dollar LIBOR; uncertainty and changes with respect to LIBOR may adversely affect the 30CMS and 2CMS, the CMS Reference Index and the value of your Notes. Each of the 30CMS and the 2CMS represents the fixed rate of interest payable on a hypothetical interest rate swap with a floating leg based on 3-month U.S. dollar LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the 1-week and 2-month US dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining US dollar settings. Based on undertakings received from the panel banks, the FCA does not expect that any LIBOR settings will become unrepresentative before the relevant dates noted in the prior sentence.

Representative LIBOR rates will not, however, be available beyond these dates and publication of most of the LIBOR settings will cease immediately after these dates. We cannot predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is impossible to predict the effect of any accepted alternative to LIBOR on the value of 3-month U.S. dollar LIBOR, and the value of, and the method of calculating, either the 30CMS or the 2CMS. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect 3-month U.S. dollar LIBOR rates, the 30CMS and 2CMS and the CMS Reference Index during the term of the Notes, which may adversely affect the value of the Notes.

In the event that a published 3-month U.S. dollar LIBOR rate is unavailable after 2023, it is possible that the 30CMS and 2CMS would also be unpublished, and in such case an alternative determination method, as set forth under “The Notes” above, will be used to determine the CMS Reference Index.

30CMS or 2CMS may be permanently discontinued during the term of the Notes or may not be published on a CMS Reference Determination Date; in each case, 30CMS or 2CMS, as applicable, will be determined by the Calculation Agent in its sole discretion.

If 30CMS or 2CMS, as applicable, is discontinued during the term of the Notes, then the Calculation Agent will use a substitute or successor rate for such discontinued rate that it has determined in its sole discretion is most comparable to 30CMS or 2CMS, as applicable (provided that if the Calculation Agent determines there is an industry-accepted successor rate for such discontinued rate, then the Calculation Agent shall use such successor rate.) Even if 30CMS or 2CMS is not discontinued, it is possible that either rate may not be available on a CMS Reference Determination Date because such rate is not published by the Intercontinental Exchange (ICE). Non-publication by ICE of the applicable CMS rate could occur for a number of reasons, such as a lack of available market data and an inability to use available market data to estimate rates for index maturities that are not available, or for other reasons. If 30CMS or 2CMS, as applicable, cannot be determined using Reuters Screen ICESWAP1 Page (or any successor thereto) due to the non-publication of such rate on a CMS Reference Determination Date, 30CMS or 2CMS, as applicable, will be determined by the Calculation Agent in its sole discretion. Recently, the frequency at which no CMS rate was published for any index maturity has been increasing and the frequency of non-publication may continue to increase. Therefore, the likelihood that the calculation agent will determine the applicable CMS rate on a CMS Reference Determination Date in its sole discretion may increase as well.

It is impossible to predict the impact that the use of a successor rate or the determination of 30CMS or 2CMS, as applicable, by the Calculation Agent in its sole discretion will have on the market value of the Notes or with respect to payment on the Notes. To the extent 30CMS or 2CMS, as applicable, is determined using one of the alternative methods discussed above, the value of and return on the Notes may be lower than they would have been had such discontinuance or unavailability of 30CMS or 2CMS, as applicable, not occurred.

Tax-related Risks
The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.
The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the Notes over their term based on the comparable yield for the Notes, subject to any positive and negative adjustments based on the actual interest payments on the Notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange, redemption or maturity of the Notes will be taxed as ordinary interest income. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.
Please see “Material United States Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

HEDGING
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our affiliates. The terms of these hedging arrangements are determined based upon terms provided by our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of 30CMS and 2CMS, the tenor of the Notes and the hedging arrangements. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.
For further information, see “Risk Factors” beginning on page PS-7 of this pricing supplement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material United States federal income tax consequences of purchasing, owning and disposing of the Notes and is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “Material United States Federal Income Tax Consequences” in the accompanying prospectus and under “United States Federal Taxation” in the accompanying prospectus supplement, and is not exhaustive of all possible tax considerations that may be relevant to a holder of Notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought a ruling from the IRS regarding any of the tax consequences described below. This summary does not include any description of federal non‐income tax laws, the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder of Notes.

This summary is directed solely to U.S. Holders (as defined in the accompanying prospectus supplement) that, except as otherwise specifically noted, will acquire the Notes upon original issuance and will hold the Notes as capital assets, within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “United States Federal Taxation” in the accompanying prospectus supplement. This summary assumes that the issue price of the Notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

In the opinion of our tax counsel, Sidley Austin LLP, your Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non‐contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non‐contingent fixed rate debt instrument with terms and conditions similar to your Notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. Under these rules, you will only accrue interest based on the comparable yield. You will not have to separately include the amount of interest that you receive, except to the extent of any positive or negative adjustments discussed below.

We have determined that the comparable yield for the Notes is equal to % per annum, compounded quarterly. Based on this comparable yield, if you are an initial holder that holds a Note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the Notes, from the Note each year:

TOTAL INTEREST DEEMED
TO HAVE ACCRUED FROM
	INTEREST DEEMED TO	ORIGINAL ISSUE DATE (PER
	ACCRUE DURING ACCRUAL	$1,000 NOTE) AS
ACCRUAL PERIOD	PERIOD (PER $1,000 NOTE)	OF END OF ACCRUAL PERIOD
October 22, 2021 through December 31, 2021
January 1, 2022 through December 31, 2022
January 1, 2023 through December 31, 2023
January 1, 2024 through December 31, 2024
January 1, 2025 through December 31, 2025
January 1, 2026 through December 31, 2026
January 1, 2027 through December 31, 2027
January 1, 2028 through December 31, 2028
January 1, 2029 through December 31, 2029
January 1, 2030 through December 31, 2030
January 1, 2031 through December 31, 2031
January 1, 2032 through December 31, 2032
January 1, 2033 through December 31, 2033
January 1, 2034 through December 31, 2034
January 1, 2035 through December 31, 2035
January 1, 2036 through December 31, 2036
January 1, 2037 through December 31, 2037
January 1, 2038 through December 31, 2038
January 1, 2039 through December 31, 2039
January 1, 2040 through December 31, 2040
January 1, 2041 through October 22, 2041

In addition, we have determined the projected payments for your Notes are as follows:

TAXABLE YEAR	January	April	July	October
2022	$	$	$	$
2023	$	$	$	$
2024	$	$	$	$
2025	$	$	$	$
2026	$	$	$	$
2027	$	$	$	$
2028	$	$	$	$
2029	$	$	$	$
2030	$	$	$	$
2031	$	$	$	$
2032	$	$	$	$
2033	$	$	$	$
2034	$	$	$	$
2035	$	$	$	$
2036	$	$	$	$
2037	$	$	$	$
2038	$	$	$	$
2039	$	$	$	$
2040	$	$	$	$
2041	$	$	$	$

The comparable yield, projected payment schedule and interest accrual table will be provided shortly prior to the Original Issue Date.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Notes, and we make no representation regarding the amount of contingent payments with respect to your Notes.

If, during any taxable year, the actual payments with respect to the Notes exceed the projected payments for that taxable year, you will incur a “net positive adjustment” under the contingent payment debt instrument regulations equal to the amount of such excess. You will treat a net positive adjustment as additional interest income in that taxable year.
If, during any taxable year, the actual payments with respect to the Notes are less than the amount of projected payments for that taxable year, you will incur a “net negative adjustment” under the contingent payment debt instrument regulations equal to the amount of such deficit. This net negative adjustment will (a) reduce your interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of your interest income on the Notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. Any net negative adjustment in excess of the amounts described in (a) and (b) will be carried forward as a negative adjustment to offset future interest income with respect to the Notes or to reduce the amount realized on a sale, exchange, redemption or the maturity of the Notes. A net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.
You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.
Furthermore, it is possible that any Form 1099-OID you receive in respect of the Notes may not take net negative or positive adjustments into account and therefore may overstate or understate your interest inclusions. You should consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

If you purchase your Notes at a price other than their adjusted issue price as determined for tax purposes, you must determine the extent to which the difference between the price you paid for your Notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. If the adjusted issue price of your Notes is greater than the price you paid for your Notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon the sale, exchange, redemption or maturity, by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your Notes is less than the price you paid for your Notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon the sale, exchange, redemption or maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.
The adjusted issue price of your Notes will equal your Notes’ original issue price plus any interest deemed to be accrued on your Notes (under the rules governing contingent payment debt instruments) as of the time you purchase your Notes, decreased by the projected amount of any contingent payments previously made with respect to the Notes. The original issue price of your Notes is equal to the first price at which a substantial amount of the Notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.
Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.
You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, increased by the amount of interest you previously accrued with respect to your Notes (in accordance with the comparable yield for your Notes), decreased by the projected amount of any contingent payments previously made to you with respect to your Notes and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your Notes at a price other than the adjusted issue price determined for tax purposes.
Any gain you recognize upon the sale, exchange, redemption or maturity of your Notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss. If you are a non-corporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

SUPPLEMENTAL PLAN OF DISTRIBUTION
Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC and an affiliate of Jefferies Group Capital Finance Inc., will act as our Agent in connection with the offering of the Notes. Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes. We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes. The Agent may also reject any offer to purchase Notes. We or Jefferies LLC will pay various discounts and commissions to dealers of per Note depending on market conditions.
We may also sell Notes to the Agent who will purchase the Notes as principal for its own account. In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount. The discount will equal the applicable commission on an agency sale of the Notes.
The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us. If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.
The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.
We may also sell Notes directly to investors. We will not pay commissions on Notes we sell directly.
The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act. We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.
If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.
The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions. The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. See “Conflict of Interest” below.
The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.
We expect to deliver the Notes against payment therefor in New York, New York on October 22, 2021, which will be the scheduled business day following the initial pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than two business days from a pricing date, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The Notes will be offered at a price equal to 100% of the Stated Principal Amount per Note until the initial pricing date. Thereafter, the Notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices, subject to a maximum price of 100% of the Stated Principal Amount per Note.
Jefferies LLC and any of our other broker-dealer affiliates may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

None of this pricing supplement or the accompanying product supplement, prospectus or the prospectus supplement is a prospectus for the purposes of the Prospectus Directive (as defined below).

Prohibition of Sales to EEA and United Kingdom Retail Investors—The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.

This pricing supplement, the accompanying prospectus and the prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the EEA or in the United Kingdom will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus and the prospectus supplement may only do so with respect to Qualified Investors. Neither the issuers nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

CONFLICT OF INTEREST
Jefferies LLC, the broker-dealer subsidiary of Jefferies Group LLC, is a member of FINRA and will participate in the distribution of the Notes. Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121. Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS
The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS
The consolidated financial statements, and the related financial statement schedules, of Jefferies Group LLC and subsidiaries incorporated herein by reference to the Annual Report on Form 10-K, and the effectiveness of Jefferies Group LLC and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$

Jefferies Group LLC

Senior Callable Fixed-to-Floating Rate Notes due October 22, 2041 Based on the Leveraged Difference Between
USD 30CMS and 2CMS Rates

PRICING SUPPLEMENT

, 2021